GALES INDUSTRIES INCORPORATED
                            1479 North Clinton Avenue
                               Bay Shore, NY 11706

                                                                  August 3, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

      Re:  Gales Industries Incorporated (the "Company");
           Form SB-2 Registration Statement of the Company,
           File No.: 333-131709 (the "Registration Statement")

Dear Sirs:

      Gales Industries Incorporated, a Delaware corporation, respectfully requests that the Commission issue its order declaring the above-referenced Registration Statement on Form SB-2 to be effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, at 4:00 PM (eastern standard time) on Friday, August 4, 2006.

      The Company acknowledges and confirms to the Commission that:

      o should the Commission or the Staff, acting pursuant to delegated authority, declare the SB-2 effective, it does not foreclose the Commission from taking any action with respect to the SB-2;

      o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the SB-2 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the SB-2; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       GALES INDUSTRIES INCORPORATED


                                       By:  /s/ Michael A. Gales
                                            ------------------------------------
                                            Michael A. Gales, Executive Chairman